Setting the Record Straight

Correcting MNG's False and Misleading Statements

MNG has FAILED to present a credible transaction proposal and has resorted to spreading half-truths and falsehoods in an effort to gain control of Gannett with conflicted nominees and no clear strategy

Gannett has communicated the substantive, fact-based rationale underlying its rejection of MNG's unsolicited proposal and its actions to protect the value of shareholders' investment

Gannett will continue to provide shareholders with the facts as it executes a transformation strategy that will deliver superior, sustainable value to shareholders

Strategy	**Gannett's USA TODAY NETWORK strategy, digital acquisitions and focus on client relationships are paying off** • 36% of Gannett's total revenue and 47% of advertising and marketing services revenue is now digital, up from 26% and 29% in 2016 • In 2018, Gannett grew ReachLocal revenues by 15% and also grew total paid digital-only subscribers by 46% to over 500,000 • Gannett has a strong record of maximizing the value of its legacy print business and rationalizing its cost base to maintain profitability
Financial Performance	**2016 was Gannett's 1st full year of operations as an independent company and should be the basis for any financial benchmarking analysis** • MNG's use of June 28, 2015 LTM figures is misleading, given Gannett was not a standalone company during that time • Gannett's digital marketing solutions business was built beginning in Q3 2016 – its contribution to performance is only reflected thereafter The "peer set" MNG uses to denigrate Gannett's performance is flawed[1] **Gannett's margins are in line with its true public peers** MNG's use of a 2018 year-end stock price for comparison is arbitrary and misleading. The overall S&P 500 was down ~9% in December, and Gannett's year-end stock price is the lowest closing price in its 52-week range
Total Shareholder Returns	**Gannett has delivered a higher and more stable total shareholder return** than most of its industry peers since becoming an independent company and for the 1-year period prior to receiving MNG's unsolicited proposal Gannett has returned $324MM to shareholders via dividends and share repurchases since becoming an independent company, the highest total return of any of Gannett's peers when measured as a % of enterprise value
Combined MNG-Gannett Leverage Profile	The combined MNG-Gannett leverage profile would represent true "capital structure risk," unlike Gannett's current balance sheet, which is conservative relative to peers Pro forma gross leverage of the combined company is estimated to be in excess of 4.0x 2018 EBITDA — among the highest of all industry peers and in line with distressed peers. Including pensions, the leverage multiple could be >4.5x[2] **Given these leverage levels, Gannett has serious concerns about MNG's ability to obtain financing for its proposed transaction**

MNG Myth Theme	Fact
Credibility of MNG's Unsolicited Proposal	**MNG has still not secured financing 3 months after submitting its unsolicited proposal on January 14, 2019** • The letter MNG obtained from Oaktree is highly conditional (more so than a typical letter of this kind), and Oaktree did not even commit to participating in the financing of a transaction • Gannett's financials are public – MNG does not need Gannett to enter into an NDA for MNG to obtain a real financing commitment MNG has repeatedly glossed over critical questions Gannett first raised on January 16, 2019 regarding pensions, antitrust and other important matters that are routinely addressed by credible buyers, while making clear that MNG would expect Gannett and its shareholders to share in any regulatory risk to the transaction
Engagement on MNG's Unsolicited Proposal	Despite having longstanding business relationships with Gannett, **MNG did not seek to engage with Gannett prior to leaking and then publicly disclosing its unsolicited proposal** – a posture that suggests MNG was not serious about acquiring Gannett 2 days after receiving MNG's proposal, Gannett invited MNG to meet with management and 2 independent directors, but **MNG declined multiple meeting dates** and refused to otherwise respond to Gannett's questions about the viability of its proposal. MNG only accepted Gannett's invitation to meet after Gannett's board rejected MNG's proposal on February 4, 2019 **Gannett has repeatedly stated its board would engage with any party that makes a bona fide, credible proposal that appropriately values the company and is capable of being closed. MNG's proposal continues to fail that test**
MNG's Real Agenda If It Gains Board Control	MNG's investor presentation makes clear that if MNG were to gain board control, MNG would initiate a strategic review, the outcome of which is entirely uncertain One possible outcome is Gannett being forced to acquire MNG, as MNG has previously proposed MNG and its nominees have no clear strategy, and if MNG's prior conduct is any indicator, **MNG may siphon Gannett assets (including potentially from Gannett's pensions) to fund unrelated investments and deliver generous management fees to Alden Global Capital (MNG's majority shareholder), while destroying value for other Gannett shareholders**
Comparing MNG's Nominees vs. Gannett's	**All 6 of MNG's nominees are highly conflicted** given their close affiliations with MNG and/or Alden • Heath Freeman is a founding member and president of Alden • 3 nominees are directors or officers of MNG, a direct competitor of Gannett • 4 nominees serve on the board of Fred's, Inc. after being hand-picked by Alden, Fred's controlling shareholder, and have a proven record of destroying value • 4 nominees have other longstanding business and/or personal relationships with each other and/or with Alden co-founder Randall Smith These conflicts of interest, and MNG's acknowledgement that its proxy fight aims to advance a transaction with Gannett, underscore that **MNG's nominees cannot objectively evaluate board actions on behalf of all shareholders, let alone oversee a strategic alternatives process.** MNG's claims otherwise are false and misleading On the other hand, ALL of Gannett's nominees are independent, bring diverse and relevant experience and are actively engaged in overseeing the execution of Gannett's strategy and digital transformation

PROTECT YOUR INVESTMENT!
PLEASE VOTE TODAY ON THE **WHITE** PROXY CARD!





If you have questions, need assistance in voting your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:

877.456.3507

(from the U.S. and Canada)



Remember, please simply discard any Blue proxy card you may receive from MNG. Your board does not endorse any of MNG's nominees and we urge you to NOT submit any proxy using MNG's Blue proxy card, even as a protest vote. A withhold vote on MNG's Blue proxy card will revoke any earlier proxy that you have submitted to Gannett.

1. Gannett's true industry peers include The New York Times Company, New Media Investment Group Inc., Tribune Publishing Company, News Corporation, McClatchy and Lee Enterprises, Incorporated.
2. Source: Market data, latest publicly available financial statements, Wall Street Research and IBES estimates as of 03/11/19. Assumes MNG financeable 2018 EBITDA contribution of $100MM. Leverage ratio including pensions is based on post-tax unfunded pension liabilities.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. The words "believe," "expect," "estimate," "could," "should," "intend," "may," "plan," "seek," "anticipate," "project" and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results or events to differ materially from those projected, anticipated or implied in the forward-looking statements, including the matters described under the heading "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the company's annual report on Form 10-K for fiscal year 2018 and in the company's other SEC filings.

GANNETT